October 12, 2016

VIA EMAIL: PAIKI@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Ms. Irene Paik

Re:	Synergy CHC Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-55098

We write this letter on behalf of our client Synergy CHC Corp. (“Synergy”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned 10-K, as set forth in the Staff’s letter dated September 30, 2016.

1. Synergy confirms that they will revise future filings, as applicable, to discuss the commercial status of each product presented in the Business discussion, including discussion of whether such product is material to its revenue base.

2. Synergy confirms that in future filings, as applicable, they will identify the experienced third parties and scientists they reference.

3. Synergy confirms that in future filings, as applicable, they will specify the names of principal suppliers.

4. Synergy confirms that in future filings, as applicable, they will revise their disclosure to clarify which of their material products are subject to FDA regulation and also discuss how the FDA regulates those particular products, including whether approvals are required.

5. Synergy confirms that it will revise future MD&A disclosures, as applicable, to identify and quantify each separate cause that had a material positive or negative impact on its results from operations. Below please find Synergy’s draft disclosure regarding the product acquisitions:

Results of Operations for the Years Ended December 31, 2015 and December 31, 2014

During 2015, we completed five acquisitions, with at least one in each of the three targeted verticals of Nutraceuticals, Cosmeceuticals and Over the Counter (OTC). Our objective is to grow all three verticals to provide a balanced and synergistic portfolio that drives consumer demand via multiple channels. We expect the incorporation of these acquisitions into the Company will have a significant impact on our revenue and results of operations.

Revenue

For the year ended December 31, 2015, revenues from the sale of our products increased $13,447,219 to $13,456,377 from $9,158 in 2014. This increase in revenues is primarily due to the acquisitions we completed during 2015 and is comprised of the following product categories:

Nutraceuticals	$13,030,005

Cosmeceuticals	$9,954

Over the Counter	$416,418

Cost of Revenue

For the year ended December 31, 2015, our cost of revenue was $5,308,130. Our cost of revenue for the year ended December 31, 2014, was $5,616, an increase of $ 5,302,474. This increase is also due to the acquisitions we completed during 2015 and is comprised of the following product categories:

Nutraceuticals:	$5,194,832

Cosmeceuticals:	$2,662

Over the Counter:	$110,636

Operating Expenses

Selling and Marketing Expenses

For the year ended December 31, 2015, our selling and marketing expenses were $3,685,727 as compared to $0 for the year ended December 31, 2014, which is primarily due to marketing our various products in multiple media channels including print, television and online. This increase is solely attributable to the acquisitions we completed during 2015.

General and Administrative Expenses

For the year ended December 31, 2015, our general and administrative expenses were $3,368,495. For the year ended December 31, 2014, our operating expenses were $961,636, which was primarily due to promoting the Synergy brand throughout North America and loss from the Merger transaction. The increase in 2015 is primarily due to the acquisitions completed during 2015 and having general costs now to run and manage each brand.

Wyrick Robbins Yates & Ponton LLP

Depreciation and Amortization Expenses

For the year ended December 31, 2015 our depreciation and amortization expenses were $608,002 as compared to $0 for the year ended December 31, 2014. The increase in 2015 is due to the acquisitions completed during 2015.

Other Income and Expenses

For the year ended December 31, 2015 we had other (income) and expense items of the following:

Interest income	$(1,460)
Interest expense	958,740
Remeasurement gain on translation of foreign subsidiary	(7,740)
Loss on change in fair value of derivative liability	1,028,921
Amortization of debt discount	5,499,640
Amortization of debt issuance cost	154,525
Total	$7,632,626

For the year ended December 31, 2014 we had interest expense of $1,998. The increase in interest expense in 2015 was due to the issuance of loans for the purpose of acquisitions of various companies’ during 2015. We also issued warrants along with the loans and paid debt issuance cost in 2015 which lead to the amortization of debt discount and debt issuance cost during 2015. We issued warrants with a reset provision in 2015 which lead to the calculation of warrant derivative liability and hence we recorded a loss on change in fair value of derivative liability.

Income tax expense

For the year ended December 31, 2015 we incurred income tax expense of $389,945 primarily related to our subsidiary, NomadChoice Pty Limited (NomadChoice), located in Australia and which we acquired in 2015.

Net Loss

For the year ended December 31, 2015, our net loss was $7,536,548. This was primarily due to non-operating expenses such as amortization of debt discounts and the change in the fair value of derivative liabilities. For the year ended December 31, 2014 our net loss was $960,092. This was primarily due to increased spending on developing the Synergy brand and securing penetration in the U.S. market and loss from the Merger transaction.

Wyrick Robbins Yates & Ponton LLP

6. Synergy further acknowledges that:

a. Synergy is responsible for the adequacy and accuracy of the disclosures in the filing;

b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

c. Synergy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Wryrick Robbins Yates & Ponton LLP

Wyrick Robbins Yates & Ponton LLP